UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2016

Required Information
The City Holding Company 401(k) Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Participants of City Holding Company 401(k) Plan and Trust
and Board of Directors of
City Holding Company
We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP
Charleston, WV

June 29, 2017

City Holding Company
401(k) Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015 (As Adjusted)

Assets:
Investments at fair value (see Notes 3 and 5):
Mutual funds	$34,090,287	$30,481,198
Common stock of City Holding Company	16,132,553	13,314,815
Collective investment fund	10,757,303	7,806,244
	60,980,143	51,602,257

Notes receivable from participants	1,734,417	1,781,931

Net assets available for benefits	$62,714,560	$53,384,188

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Additions:
Investment income:
Interest and dividends	$505,463

Interest income on notes receivable from participants	72,888

Contributions:
Contributions from employer	796,225
Contributions from participants	2,611,760
3,407,985

Net appreciation in fair value of investments	9,316,041

Total additions	13,302,377

Deductions:
Benefits paid to participants	3,952,309
Administrative expenses	19,696

Total deductions	3,972,005

Net increase	9,330,372

Net assets available for benefits:
Beginning of year	53,384,188
End of year	$62,714,560

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Notes to Financial Statements

Note 1. Description of Plan
The following description of the City Holding Company 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.
General - The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the “Company”) who are eligible for participation in the Plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participant Accounts - Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and plan earnings, and charged with benefit payments, transaction fees associated with notes receivable and plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Investment Options - Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Company stock and a collective investment fund as investment options.
Contributions - Participants may elect to contribute, on a pre-tax salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $0.4 million in 2016 of participant account balances rolled-over from previous employers' qualified plans. Participants may elect, on an annual basis, to have the dividends on their investment in the Company's stock to be paid directly to the participant or reinvested in the participant's account in the Company's stock.
The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.
Vesting - Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at Prime plus 100 basis points. Participant assets are utilized to pay administrative fees associated with processing participant loans. At December 31, 2016, notes receivable from participants bore interest at interest rates that range from 4.25% to 4.50%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.
Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Interest income from notes receivable from participants is recorded when received. All other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year. Purchases and sales are recorded on a trade-date basis.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefits are recorded upon distribution.
Administrative Expenses - The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees. Expenses relating to specific participant transactions (notes receivable from participants) are charged directly to the participant's account and are presented on the statement of changes in net assets available for benefits as administrative expenses.

Note 3. New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under ASU 2015-07, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. An entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. This standard became effective for the plan retrospectively for fiscal years beginning after December 15, 2015.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12).

•	Part I designated contract value as the only required measure for fully benefit-responsive investment contracts,

•
Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (i) individual investments that represent 5% or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type,

•
Part III provides a practical expedient to permit plans to measure investments and investment related accounts as of a month-end that is closest to the plan's fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan's fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.

The amendments in ASU 2015-12 became effective for the plan retrospectively for fiscal years beginning after December 15, 2015.
The statement of net assets available for benefits as of December 31, 2015 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect to total net assets available for benefits as previously reported.
Note 4. Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
A fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy is as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Mutual funds. Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.
Collective investment fund. This fund is valued at the Net Asset Value ("NAV") of the units of the collective investment fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective investment fund, the issuer reserves the right to require twelve months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The collective investment funds are not required to be classified within a level on the fair value hierarchy.
Common Stock of City Holding Company. Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.
The following table represents assets and liabilities measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
December 31, 2016

Mutual funds	$34,090,287	$34,090,287	$—	$—
Common stock	16,132,553	16,132,553	—	—
Total assets in the fair value hierarchy	$50,222,840	$50,222,840	$—	$—
Investments measured at NAV practical expedient(a)	10,757,303
Total investments at fair value	$60,980,143

December 31, 2015 (as adjusted)
Mutual funds	$30,481,198	$30,481,198	$—	$—
Common stock	13,314,815	13,314,815	—	—
Total assets in the fair value hierarchy	$43,796,013	$43,796,013	$—	$—
Investments measured at NAV practical expedient(a)	7,806,244
Total investments at fair value	$51,602,257

(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016 and 2015. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months' notice.

	Fair Value
	December 31,		Unfunded
	2016	2015	Commitments
Collective investment fund	$10,757,303	$7,806,244	None
Note 5. Exempt Party-In-Interest Transactions
At December 31, 2016 and 2015, the Plan held 238,647 and 291,736 shares, respectively, of the Company's common stock. During the year ended December 31, 2016, the Plan recorded dividend income of $505,463.
City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.
Note 6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 30, 2014, stating that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
In line with GAAP, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

City Holding Company
401(k) Plan and Trust
Plan: 002 EIN: 550619957
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost **	Value

	Investments in mutual funds:
	Federated Short-Term Total Return Bond	71,305 units	**	$734,440
	Federated Max-Cap Index Fund	165,723 units	**	2,192,521
	Federated Total Return Bond Fund	98,032 units	**	1,056,788
	Federated Mid-Cap Index Fund	118,665 units	**	2,970,174
	Federated Stock Trust Fund	48,940 units	**	1,332,640
	American Funds American Balanced Fund	473,432 units	**	11,722,169
	American Funds EuroPacific Growth Fund	42,678 units	**	1,888,506
	American Funds Washington Mutual Investor Fund	105,591 units	**	4,303,894
	American Funds AMCAP Fund	106,686 units	**	2,881,576
	Vanguard Strategic Small-Cap Equity Fund	84,757 units	**	2,924,124
	T. Rowe Price Retirement 2020 Fund	33,286 units	**	669,374
	T. Rowe Price Retirement 2030 Fund	38,844 units	**	861,951
	T. Rowe Price Retirement 2040 Fund	24,121 units	**	552,130
				34,090,287
	Common stock:
*	City Holding Company common stock	238,647 units	**	16,132,553

	Investments in collective investment fund:
	Federated Capital Preservation Fund, at fair value	1,075,684 units	**	10,757,303

***	Participant loans	Interest ranging from 4.25%
		to 4.50%, maturing through
		December 2021	-	1,734,417

	Total			$62,714,560

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for participant-directed investments
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 29, 2017